Trombly Business Law
                                                   1320 Centre Street, Suite 202
[COMPANY LOGO]                                                  Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164
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Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

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December 5, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

         Attn:    Mr. H. Christopher Owings

         Re:      PlanetLink Communications, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on October 19, 2006
                  File No. 0-31763

Dear Mr. Owings:

I am securities counsel for PlanetLink Communications, Inc. (the "Company"). I enclose for filing the Preliminary Proxy Statement, File No. 0-31763 (the "Preliminary Proxy").

The Preliminary Proxy Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated November 14, 2006.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Proposal Two

Comment 1.        We note that you are soliciting proxies to increase the
                  number of your authorized shares of common stock from 1,500,000,000 to 5,000,000,000 shares. According to your disclosure, you are increasing the number of authorized common stock in part because you currently have an insufficient number of authorized common shares to "[s]atisfy your obligations if all fifty million shares of Series A
                  Convertible Preferred Stock...were issued and converted."
                  According to a press release dated October 5, 2006, the fifty million shares of Series A Convertible Preferred Stock appear to have been authorized for the financing of acquisitions by your newly created subsidiary, Coin Wash Associates, Inc.
                  According to the press release, as of October 5, 2006, you already issued 2,583,333 Series A Convertible Preferred shares for $180,000. Accordingly, it appears that your disclosure in the proxy statement should describe your coin laundry facility acquisition, financing and operational plans, including the estimated amount of common shares that you expect to issue as a result of these acquisitions.

                                                            Trombly Business Law
                                                   1320 Centre Street, Suite 202
[COMPANY LOGO]                                                  Newton, MA 02429
                                                        Telephone (617) 243-0060
                                                        Facsimile (617) 663-6164
--------------------------------------------------------------------------------

Response 1.       At the time the Company filed the proxy and issued the
                  press release referenced by the Staff, it intended to increase the authorized shares of common stock as part of an effort to raise capital through private placements of convertible preferred stock for various purposes, including acquisitions.
                  The Company's initial intention was to acquire coin laundry facilities with a combination of cash and stock of the Company. Through various negotiations, the Company discovered that companies it was interested in acquiring were not willing to accept the Company's stock as payment for their assets. The
                  Company has determined that, given the current price and liquidity of its common stock, potential acquisition targets strongly prefer receiving cash in exchange for assets rather than equity. As a result, the Company is currently reevaluating its business plans and acquisition policy.
                  Currently, the Company intends to continue with the increase in authorized shares because it believes the increase will give it increased flexibility in the future should its share price and liquidity improve. To date, the Company has issued a total of 2,583,334 Series A Convertible Preferred shares for
                  $100,000 and to retire a $80,000 Note which the Company owed its Chief Executive Officer. The uses of proceeds were disclosed in the Company's 10-QSB for the period ending
                  September 30, 2006. The Company has modified the disclosure in the proxy to describe its recent acquisition and current business plans.

Comment 2.        According to press released dated November 8, 2006 and
                  November 14, 2006, it appears that you were in serious discussions with two coin laundry facilities and have recently entered into a definitive agreement to acquire a coin laundry facility in Fort Lauderdale, Florida. Further, in the November
                  8, 2006 press release, you state "The first acquisitions will be done with a combination of cash and stock, from the cash we raised for the subsidiary. As we move on to the next round of acquisitions, we will begin acquiring companies with a majority of stock..." To the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, it would appear that Items 11, 13 and 14 of Schedule 14A would be applicable. Please revise accordingly or advise. We may have further comment upon review of your response.

Response 2.       As the Company stated in its response to Comment 1, the
                  Company's initial intention was to acquire coin laundry facilities with a combination of cash and stock of the Company. Through initial negotiations, the Company discovered that companies it was interested in acquiring were not willing to accept the Company's stock as payment for their assets. The Company's acquisition of Heavenly Suds, which closed on November 15, 2006, was funded with cash. Although the Company may use its stock and/or cash to acquire coin laundry facilities at some point in the future, the Company has no definitive plans to acquire any additional businesses at the present time. Accordingly, the Company does not believe further disclosure is required pursuant to Items 11, 13 and 14 of Schedule 14A.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                     Regards,

                                     /s/  Amy M. Trombly

                                     Amy M. Trombly
                                     Counsel for PlanetLink Communications, Inc.

cc:      PlanetLink Communications, Inc.